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                            March 6, 2024

       Craig Pommells
       Chief Financial Officer
       Cracker Barrel Old Country Store, Inc.
       305 Hartmann Drive
       Lebanon, TN 37087-4779

                                                        Re: Cracker Barrel Old
Country Store, Inc.
                                                            Form 10-K for the
Fiscal Year Ended July 28, 2023
                                                            Form 8-K Filed
February 27, 2024
                                                            File No. 001-25225

       Dear Craig Pommells:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K Filed February 27, 2024

       Exhibit 99.1 - Press Release issued by Cracker Barrel Old Country Store, Inc. dated February 27,
       2024
       Adjusted Operating Income and Earnings Per Share, page 8

   1. The format of your reconciliation appears to constitute a non-GAAP income statement.
                                                        Please modify your
presentation in future filings or tell us why your current presentation is consistent with
Question 102.10 of the Non-GAAP Financial Measures Compliance and
                                                        Disclosure
Interpretations. In your response, please provide us with a sample of your proposed disclosure.
   2. We note your adjustment for the non-cash amortization of the asset recognized from the gains on your sale and
leaseback transactions has the effect of reversing some of the accounting effects for
these transactions. Please tell us whether you consider this adjustment an
individually tailored accounting principle, and if so please modify your future disclosure
accordingly. Refer to Question 100.04 of the Non-GAAP Financial
                                                        Measures Compliance and
Disclosure Interpretations.
 Craig Pommells
Cracker Barrel Old Country Store, Inc.
March 6, 2024
Page 2
3. Please tell us the basis for your adjustments for CEO transition expenses, strategic transformation initiative expenses, corporate restructuring charges and employee benefits policy change. In your response, please elaborate upon the nature of these expenses.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameCraig Pommells                              Sincerely,
Comapany NameCracker Barrel Old Country Store, Inc.
                                                              Division of
Corporation Finance
March 6, 2024 Page 2                                          Office of Trade &
Services
FirstName LastName